File number 82 - 524

82-34640

**FRIENDS PROVIDENT**

**Friends Provident plc**
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2004 MAY 24 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030325

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

17 May 2004

SUPPL

Dear Sir

**Friends Provident plc - File number 82 - 524**

Since our previous submission to you on 6 May 2004, I enclose recent releases to the London Stock Exchange.

Increase of share capital - 14 May 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dw 5/24

## Full Text Announcement



| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Increase of Issued Share Capital |
| **Released** | 16:24 14 May 2004 |
| **Number** | PRNUK-1405 |

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 14 May 2004 the issued share capital of the Company has been increased to 1,723,753,766 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the 126,478 new ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END